

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

September 3, 2008

via U.S. mail and facsimile

Mr. Angelo Brisimitzakis
President and Chief Executive Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 600
Overland Park, KS 66210

>   **Re: Compass Minerals International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 22, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 4, 2008**
>   **Response Letter Dated July 25, 2008**
>   **File No. 1-31921**

Dear Mr. Brisimitzakis:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A Filed on April 4, 2008

Compensation Discussion & Analysis, page 16

Elements of Compensation, page 19

Long-Term Equity Incentives, page 21

1.   We note your response to our prior comment 1. Please provide further support for your statement that the performance hurdle established for purposes of your long-term incentive awards is not a material element of your compensation of your named executive officers. We understand that such performance hurdle was

established for the purposes of ensuring compliance with Internal Revenue Code Section 162(m), but it would appear that as a practical matter this hurdle would also act as a target for the purposes of long-term incentive awards.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Laura Nicholson at (202) 551-3584 or, in her absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. Karney
        L. Nicholson